Gulf Resources, Inc.
99 Wengchang Road, Chenming Industrial Park,
Shouguang City, Shandong, China 262714

March 6, 2012

Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Gulf Resources, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 16, 2011
Form 10-Q for Fiscal Quarter Ended September 30, 2011
Filed November 14, 2011
Response dated February 10, 2012
File No. 1-34499

Dear Mr. O’Brien:

Gulf Resources, Inc. (“we” or the “Company”) is submitting this correspondence via Edgar in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) on February 21, 2012 (the “Comment Letter”).  In order to facilitate your review, we have restated and responded, to each of the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter.

Form 10-K for Fiscal Year Ended December 31, 2010

General

1.  Your “Company Data” within Edgar does not reflect your current fiscal year end of December 31st.  It currently shows a fiscal year end of November 30th.  Please revise your information with Edgar accordingly.

Response to Comment 1:

We will update the information with Edgar in connection with the filing of our next periodic report on Edgar.

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Prior Comments 2-5

2. We note your responses to comments 2-5 in our letter dated January 13, 2012, including the draft disclosures.  In future filings, please enhance these disclosure to provide the following additional information:

•
Any explanation for the increase in repairs and maintenance costs anticipated for fiscal year 2012 given the significant difference from the repair and maintenance costs incurred during fiscal year 2011.  As part of this explanation, please disclose the type of enhancement to be made and to which facility.

•
Clarification that none of the other enhancements to your existing factories completed during fiscal year 2011 resulted in the replacement of assets along with an explanation as to why.  In this regard, we note from your draft disclosure that certain protective shells for the crude salt fields were replaced as part of the enhancements made with gross carrying value of $2,840,959 as compared to the $32,466,753 in total enhancements made during fiscal year 2011.

•
Each facility’s current enhancement cycle (i.e., for each facility, state the types of enhancements the facility requires, the date of when each enhancement was last made, if at all, and the time period in which the next enhancement will be made).

Please provide us with the disclosures you intend to include in your Form 10-K.

Response to Comment 2:

We acknowledge the Staff’s comments and will provide the required information in “PART I. Item 2. Properties” and MD&A section of our 2011 Form 10-K. The disclosures we intend to include in our 2011 Form 10-K in response to this comment are as follows:

“As of December 31, 2011, the Company had invested approximately $87.6 million in its ten production factories and facilities, paid approximately $6.7 million in prepaid land lease payments and mineral rights, and incurred approximately $32.5 million in enhancement works for protection shells to crude salt fields (approximately 12.4 million), extraction wells (approximately 12.4 million) and transmission channels and ducts (approximately $7.7 million). None of the existing extraction wells were impaired or in need of replacement as a result of the enhancement work. However, certain eroded protection shells for crude salt fields and transmission channels and ducts, with net carrying value of $1,626,641 (original cost of $1,939,288) and $1,214,318 (original cost of $2,274,700), respectively, were replaced and impaired in 2011 as part of our enhancement work.  In light of the increased labor and raw materials costs of construction projects in recent years, the cost to replace those eroded parts increased the overall costs of the enhancement project to its current level.

The expected life of protective shells for the crude salt fields, extraction wells and transmission channels and ducts are 5 to 8 years.  When we acquired production factories No. 2 to 9, their protective shells for crude salt fields, extraction wells and transmission channels and ducts were already under a certain degree of corrosion.  In 2011, we decided to carry out large scale enhancement work to replace all these protective shells within a four year timeframe.  The priority of the enhancement work depends upon the rate of corrosion at each factory. The enhancement works for all of our crude salt fields’ protective shells was completed in 2011, and the Company is not expected to carry out such enhancement works to the fields during the course of the next 5 years. The tables below demonstrate the schedule for each factory’s enhancement work to the extraction wells and transmission channels and ducts in the next three years.

Extraction wells

		Enhancement work timetable
Production facilities in:	Total no. of wells	% completed by end of 2011	To be done in 2012	To be done in 2013	To be done in 2014	Expected costs for each year of 2012 to 2014 (in $’000)
Factory No. 1	1,865	39%	21%	20%	20%	$3,440
Factory No. 2	825	42%	20%	19%	19%	1,460
Factory No. 3	755	41%	20%	20%	19%	1,358
Factory No. 4	672	56%	15%	15%	14%	898
Factory No. 5 and No. 7	1,368	50%	17%	17%	16%	2,079
Factory No. 6	694	63%	13%	12%	12%	786
Factory No. 8	630	63%	13%	12%	12%	700
Factory No. 9	409	86%	5%	5%	4%	177
Subdivision of Factory No. 1	480	-	34%	33%	33%	1,461
Total	7,698	47%	18%	18%	17%	$12,360

Transmission channels and ducts

		Enhancement work timetable
Production facilities in:	Length of ducts and channels	% completed by end of 2011	To be done in 2012	To be done in 2013	To be done in 2014	Expected costs for each year of 2012 to 2014 (in $’000)
Factory No. 1	12,930	55%	15%	15%	15%	$730
Factory No. 2	6,230	38%	21%	21%	20%	700
Factory No. 3	4,650	34%	22%	22%	22%	620
Factory No. 4	5,030	37%	21%	21%	21%	580
Factory No. 5 and No. 7	11,590	33%	23%	22%	22%	1,630
Factory No. 6	6,350	47%	18%	18%	17%	500
Factory No. 8	8,090	32%	23%	23%	22%	1,160
Factory No. 9	6,920	22%	26%	26%	26%	1,710
Total	61,790	36%	22%	21%	21%	$7,630

The Company estimates that it will invest approximately $20 million in enhancement projects to our extraction wells and transmission channels and ducts in Factory No. 1 to 9 in each of the 2012 to 2014. The Company also estimates that equipment maintenance will cost approximately $1.5 million in 2012, which is higher than the cost of $1 million incurred in 2011 in view of the increased no. of factories and crude salt fields we owned and increasing level of wages and salaries and the costs of equipment’s spare parts.”

Prior Comment 6

3.  We note the draft disclosures provided in response to comment 6 in our letter dated January 13, 2012.  The draft disclosure does not provide investors with a better understanding about the changes in annual production capacity.  Please expand upon this disclosure to provide a more detailed explanation as to why the cost per ton production capacity significantly increased during fiscal years 2009 and 2010 and then significantly declined during fiscal year 2011.  Please also expand upon your disclosure regarding the annual bromine production capacity being reduced by 4,753 tons per annum.  In this regard, your annual production capacity for fiscal year 2011 declined by 7,953 tons after consideration of the 3,200 ton increase during fiscal year 2011.  Finally, please also explain how management reasonably concluded that virtually all of the plant and equipment costs during fiscal years 2007 through 2011 were capitalizable enhancements to existing functionality instead of repair and maintenance period costs.  Please provide us with the disclosures you intend to include in your Form 10-K.

Response to Comment 3

We acknowledged Staff’s comments and will provide the required explanation in the MD&A section of our 2011 Form 10-K. The disclosures we intended to include in our 2011 Form 10-K in response to this comment are as follows:

“Bromine production capacity and utilization of our factories

The table below represents the annual capacity and utilization ratios for our all of our bromine producing properties:

	Annual Production Capacity (in tons)	Utilization Ratio*
Fiscal year 2009	43,300 (#1)	87%
Fiscal year 2010	46,300 (#1)	79%
Fiscal year 2011	41,547 (#2)	67%
Variance (2010 vs. 2009)	3,000	(8%)
Variance (2011 vs. 2010)	(4,753)	(12%)

#1	Annual production capacities for 2009 and 2010 were estimated by management by reference to production capacity at the time of acquisition of each factory.
#2	Annual production capacity for 2011 was extracted from an appraisal report carried out by an international appraisal firm, Grant Sherman Appraisal Limited, in October 2011.
*	Utilization ratio is calculated based on the annualized actual production volume in tons for each year divided by the annual production capacity in tons.

Since 2007, we continued to acquire bromine properties to increase the production capacity to meet demand. However, the cost of obtaining additional production capacity in recent years increased significantly due to the limited availability of suitable bromine facilities. Prior to 2009, we acquired production facilities at costs of approximately $34.6 million (or $1,460 per ton production capacity), with annual production capacity increased by 23,700 tons (from initially 12,000 tons). In 2009 and 2010, we acquired further production facilities at costs of approximately $27.5 million and $13.9 million for additional 7,600 tons (or $3,620 per ton production capacity) and 3,000 tons (or $4,630 per ton production capacity) annual production capacity, respectively.

In 2011, we acquired another facility and incurred capital improvement for bromine and crude salt production in 2011 at costs of $6.2 million with additional bromine annual production capacity of 3,200 tons (or $1,930 per ton production capacity). The cost per ton production capacity acquired in 2011 is comparatively lower than the factories acquired prior to 2011 because the term of lease for the newly acquired facility only lasts for 20 years, where the lease term for factories acquired before 2011 were all 50-year lease terms. The latest acquired cost per ton production capacity would be increased to $4,825 if the lease term would have been 50 years.

In view of the recent trend of a decrease in bromine concentration of brine water being extracted in Shandong areas, we determined that the existing annual production capacity information previously estimated by the management at the time of acquisition of respective factory may not reflect the current situation of production and information available. We then hired an international appraisal firm, Grant Sherman International Limited, to reassess all of our bromine facilities in October 2011 and concluded that our optimal annual production capacity in ideal current situation was 41,547 tons, decreased by 4,753 tons per annual as compared with the prior information. The decrease in our overall annual bromine production capacity was mainly attributable to (1) active aging of bromine facilities, in particular, certain protective shells for the crude salt fields, extraction wells and transmission channels and ducts, which increased the leakage rate and directly reduced the volume of brine water available to flow into the bromine production cycle, and (2) a trend of decrease in the bromine concentration of brine water being extracted from our existing extraction wells.

In order to reduce the leakage rate and recover the annual production capacity of bromine and crude salt to a higher level in the future, we carried out large scale enhancement projects in the second quarter of 2011 by (1) drilling certain existing extraction wells into deeper underground for higher bromine concentration of brine water at a cost of approximately $12.4 million, and (2) replacing certain eroded protective shells to the crude salt fields, extraction wells and transmission channels and ducts with new ones at costs of approximately $20.1 million.

The management considered that the protective shells for the crude salt fields, extraction wells and transmission channels and ducts are individual components that can be separately identified for replacement, while the enhancement costs incurred increases the future service potential of the extraction wells, crude salts fields and transmission channels and ducts. The original eroded protective shells were replaced and removed from the fixed assets. The management estimated that the enhancement projects for extraction wells and protection shells for the crude salt fields, extraction wells and transmission channels and ducts will have useful lives of 8 and 5 years, respectively. As such, the Company capitalized the enhancement components as separate fixed asset items and depreciated with their useful lives of 5 to 8 years.”

As normal operations of our bromine and crude salt, most of our fixed assets require less daily repair and maintenance. These kinds of plant and equipment include the crude salt fields, channels and ducts, and extraction wells. Without altering the foundation of these assets, the protective shells attached to the foundation are required to be replaced with their life cycle, which is around every 5 to 8 years. The ordinary repairs and maintenance costs incurred during each year represents mainly the costs of spare parts of manufacturing machinery and pumps for bromine extraction, and salaries for repair and maintenance department.

4. We note from your draft disclosure that the cost of replacing the eroded protective shells to the crude salt fields, extraction wells and transmission channels and ducts was $20.1 million.  We further note from your draft disclosure that the corresponding gross carrying values were $2,840,959.  Please provide investors with a comprehensive explanation for the significant increase in the cost of these protective shells.  Please provide us with the disclosures you intend to include in your Form 10-K.

Response to Comment 4:

We acknowledge the Staff’s comments. The amounts of $2,840,959 were in fact the net carrying value of the eroded protective shells to the crude salt fields and transmission channels and ducts being replaced, their carrying costs were actually $1,939,288 and $2,274,700 (totaling $4,213,988), respectively. In view of the increased labor and raw materials costs of construction in recent years, the costs of enhancement projects to replace those eroded parts were reasonably increased to current level. The disclosures we intend to include in our 2011 Form 10-K in response to this comment are included in our response to comment no. 2 above.

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this response letter would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact, Ms. Tahra Wright. our U.S. legal counsel at (212) 407-4122.

Sincerely,

Gulf Resources, Inc.

By:	/s/ Min Li
Name:	Min Li
Title:	Chief Financial Officer

c.c.	Mitchell S. Nussbaum, Esq. Tahra Wright, Esq.